INVEST IN **NOYACK LLC**

Fixing personal wealth management with next-gen AI


THE SOLUTION:
Seamless wealth management courtesy of AI agents
Financial Planning
Rent vs. Buy Calculator
ProphitAI*
Craft strategies, model and rebalance portfolios.
YOUR PERSONAL PORTFOLIO AGENT
NoyackAI
Teach, plan, analyze, and deliver personalized plays
YOUR FINANCIAL COACH AND PLAYBOOK
*Partnership with ProphitAI LLC
NOYACK

wearenoyack.com New York, NY

Highlights

1. Agentic AI that unifies learn→plan→act. From budgeting, tax, investing, retirement in one app.

2. Built for Millennials inheriting $4.8T by 2025 ($89T by 2048). The time is now.

3. Valuation cap of $50M; shipping 2–3 releases a month.

4. Product built on AI to guide users from learning to investing

5. A leadership team with 75+ years of experience, $1B AUM, multiple exits.

Team



Charles (CJ) Follini Founder and Chief Executive



Officer

CJ Follini, founder of NOYACK—the nonprofit advancing financial literacy for younger investors—pairs 42 years in alternative investments with agentic AI tools to accelerate financial freedom for Millennials and Gen Z.



Mohamed Koné Chief Technology Officer

Mohamed Koné is CTO of Noyack Wealth Club, leading the development of AI-enhanced wealth management platforms that leverage intelligent automation to democratize sophisticated financial strategies for Millennials and high earners.



Paola Saladin Chief of Staff

Paola Saladin is NOYACK's Chief of Staff and social/content lead, promoting NOYACK's agentic AI mission on socials and converting engaged followers into newsletter subscribers while translating financial education for Millennials and Gen Z.



David Merrill Chief Marketing Officer

David Merrill is a marketing strategist and founder of Camisado Marketing, leveraging agentic AI to create scalable, investment-ready growth engines.

A pioneering AI Wealth Mentor built for Millennials & Gen Z

We teach you how money, taxes, and investing actually work and help you act on it. NOYACK uses agentic AI to give everyone access to the same tools and knowledge once reserved for the 1%.

The Problem

Advice is gated, fragmented, and confusing.

Young earners are "rich on income, poor on progress." Between minimums, jargon, and six different apps that don't talk to each other, most people either do nothing - or do the wrong thing at the wrong time. The consequence isn't just missed returns; it's missed milestones (home, family planning, freedom to change jobs).


THE PROBLEM:
Wealth Without Guidance
Young investors are leaving $2.3 trillion in potential wealth unrealized because the current wealth management climate is:
COMPLEX
Young investors (Millennial and Gen Z) lack tailored wealth strategies
FRAGMENTED
58% of clients must log into multiple digital platforms to manage their wealth
INACCESSIBILE
High-quality financial advice is gated behind high minimums and fees
NOYACK

We spoke with high-earning Millennials, Gen Z professionals, and even early retirees - and the same frustrations came up again and again:

- *"I make six figures, but I still feel broke."*
- *"Every finance app solves one piece of the puzzle, but nothing ties it all together."*
- *"Financial advice feels like it's written for my parents, not me."*

The result is confusion and a failure to meet financial goals. You're forced to stitch together answers from scattered apps and influencer tips, hoping it all adds up, when what you actually need is a clear, connected plan that adapts to you.

The reality is stark. **$2.3 trillion.** That's the amount of wealth young professionals are leaving behind today.

Why Now


WHY NOW?
74 Million Millennials will inherit
$4.8 trillion by 2025 ($100T by 2048!)
How NOYACK Helps:
AI that Acts
Turns learning into doing
All in One Place
Investing, saving, debt, taxes
Made for You
Built for how Millennials actually handle money
NOYACK

Two waves are colliding: a historic wealth transfer to younger generations and the arrival of *agentic* AI that can reason across your financial life, not just answer questions. We're building the platform that turns those tailwinds into real outcomes for the next generation.

What we are building

Imagine if you had a tax advisor, investment strategist, and financial coach, all in your pocket, ready to answer your questions in plain English.

That's what we're building with NOYACK - AI agents to let anyone manage their wealth and portfolio seamlessly.

NoyackAI: Learn anything about taxes, investing, budgeting, or retirement and get clear answers for your situation. NoyackAI also acts as your quarterback, turning guidance into ranked "Plays" you can approve and automate in one place.

ProphitAI: Build and manage your investment game plan. Model portfolios, test "what if" scenarios like pay debt vs invest or Roth vs traditional, then see how rebalancing, new contributions, or changes in risk level affect your long-term returns.


THE SOLUTION:
Seamless wealth management courtesy of AI agents
Financial Planning
Rent vs. Buy Calculator
ProphitAI*
Craft strategies, model and rebalance portfolios.
YOUR PERSONAL PORTFOLIO AGENT
NoyackAI
Teach, plan, analyze, and deliver personalized plays
YOUR FINANCIAL COACH AND PLAYBOOK
NOYACK

This isn't just another finance app. This is your lifelong financial co-pilot.

Why NOYACK

What sets us apart is outcomes and trust at scale. A 200,000+ learner community gives us real-time product feedback, while our AI-native architecture moves people from question → plan → execution without app-hopping.

We measure success by "Outcome Moments" - tax savings found, interest avoided, portfolios rebalanced - that create shareable proof and referrals. That's the flywheel behind the numbers. What's more, we walk the talk.

Technology: One AI core orchestrating multiple agents

We're AI-native: a single reasoning core coordinates multiple specialized agents. The system ingests structured and unstructured data (statements, paystubs, tax docs), normalizes

it, then plans actions. We log decisions, enforce guardrails, and explain tradeoffs.


One AI Core, Multiple Agents
Guiding investors from financial education to portfolio execution.
9:41
Notifies You
Interacts with You
Keeps You Honest
Built-In Seamlessly.
Everywhere.
NOYACK

Why this matters:

- Less friction: Users move from question → plan → execution without switching tools.
- Better outcomes: Agents reason across taxes, cash, and investments together—not in silos.
- Compounding advantage: Every interaction improves the system's playbook.

Data, Privacy & Trust

Money is personal. We treat privacy like a product feature, not a checkbox. Our approach:

User-first permissions for every data connection.

"Explain-your-reasoning" responses so people understand *why* a Play is recommended.

Security & governance suitable for financial workflows.

Trust isn't marketing - it's design, transparency, and doing exactly what the user approved.

Market & Opportunity

This is a category where small market share can equal a big outcome. Our focus is Millennials & Gen Z - digital-native, advice-hungry, and underserved by traditional wealth models. A modest slice of this market could support a large, durable company.


THE OPPORTUNITY
Positioned to Capture $100 Trillion
Wealth Transfer


Total Market:
$652.8B (2028)
Global AI Market Estimate
Serviceable Market:
$22.5B (2028)
Agentic AI Market
Near-Term Goal (2028):
$300M+ in recurring revenue
Attainable Market Grab: <1%
Subscription + Assets Under Management (AUM)
NOYACK

Business Model

Memberships

People will pay an annual subscription fee of $449 to use our AI wealth agents. They get clear answers, planning tools, and "Plays" they can approve to get things done (optimize taxes, automate savings, rebalance, etc.). Think of it like a gym for your money - one price for year-round access.

Investment enablement

For qualified users who want more than public markets, we provide curated access to private-market opportunities through our affiliated offerings. If someone chooses to participate, NOYACK earns fees that are typical in that part of the industry. Education stays free; choices stay with the user. Investment minimums apply based on fund.

Licensing (B2B)

We believe phase two will be our hockey stick moment. We will present our AI agents as enterprise SaaS to the legacy wealth management industry - retail wealth management, RIA, private bank, family offices, multi family offices - who can license our agents and curriculum. This puts NOYACK in front of large groups at once - clients, employees, community groups - expanding reach while keeping the same high-quality experience.

Our business opportunity is multi-layered with a huge addressable market.


REVENUE MODEL
Scaling revenue with autonomous efficiency
Achieve by Q4 2026
REVENUE BY STREAM (PROJECTED)
Subscription Fees
AUM Fees
Engagement Automation
Education Growth
AGENTIC AI CORE
B2B Models Drive New Biz
Investment Stickiness
300
200
100
Members (2028) 500,000
Membership Revenue @ $449 $225M + $25 Upsell+ B2B Revenue
Fee Revenue @ 50k invested (75,000 investors) $56.25M


2025
2026
2027
2028
NOYACK

Forward-looking projections cannot be guaranteed.

How we get bigger, faster

As more people use NOYACK, the system keeps getting smarter and more useful:

- Every approved “Play” (e.g., update W-4, rebalance, refinance) becomes a reusable pattern in our agent playbook.
- Every verified outcome (tax saved, interest reduced) trains the system on what works in the real world.
- Every new connection (payroll, bank, brokerage, benefits) increases coverage and makes NOYACK harder to replace.
- Every question and follow-up improves our agents’ contextual understanding and explanations.

We believe these natural network effects will create a self-reinforcing loop of accuracy, coverage, and defensibility:

More users → Better data & outcomes → Smarter agents → More users

Roadmap & Milestones


EXPANSION
Execution Roadmap:
Milestones Driving Growth
NOYACK web app
Launched
Wefunder Raise
November 2025
NoyackAI agent suite expansion:
Tax Optimization, Savings,
Debt Payoff, Spending Analysis
Launch Q1 2026
2025
NoyackAI: Core multi-agent
platform (Education,
Planning, Budgeting agents)
Launched
Launch Investment AI
agent ProphitAI
Beta launch Q4 2025
NOYACK

- **Short term:** Strengthen NoyackAI, expand ProphitAI simulations, and ship more AI agents for NoyackAI focused on tax and cash-management Plays.
- **Mid term:** Deeper brokerage and bank integrations, automated execution for approved Plays, and explainable reasoning on every step.
- **Long term:** A personal wealth “operating layer” that travels

Long term: A personal wealth "operating layer" that travels with you across life stages - education, family, entrepreneurship, and philanthropy.

Competitive Landscape

Traditional advisors offer high-touch service but don't scale to younger, mass-affluent users. Robo-advisors automate portfolios but avoid taxes, cash, and real-life complexity. Point apps solve one slice (budgeting, credit, brokerage).

Our wedge: a unified, AI-native flow from learning to execution - spanning taxes, cash, and investing - plus community trust built over years of education.

Our Mission and Values

Mission: Make personal wealth management understandable and actionable for everyone—not just the already-wealthy.

What we value:

- **Clarity over jargon.**
- **Action over theory.**
- **Trust through transparency.**
- **Compounding good decisions.**
- **Community as an asset class.**

We built NOYACK for the 21-year-old who needs a real plan and a real mentor - because we were that person.

Use of Funds

Every dollar goes toward building smarter AI tools and expanding our movement.

🧠 **Product & Agents (40%)** — advance NoyackAI and ProphitAI; expand agent suite; introduce tax/cash Plays; explainability & guardrails.

🌱**Community Growth (30%)** — referrals, creator partnerships, YouTube, webinars, campus & employer programs.

💾 **Data & Infrastructure (20%)** — integrations, secure data pipelines, performance at scale, AI evaluation.

⚙️ **Ops & Compliance (10%)** — customer success, legal, financial operations.

Goal: accelerate from education → action for more users, with measurable financial outcomes.

Team and Summary

Cross-functional leadership spanning finance, AI systems, and product-led growth. Decades of operating experience and investing across cycles.


TEAM
Strong Leadership
A talented leadership team of varied age and professional backgrounds. 75+ years of experience, $1B AUM, multiple exits.
CJ Follini
CJ Follini, founded NOYACK and Noyack Wealth Club, pioneering agentic AI for personal wealth management. 40+ years investing experience, $1B+ AUM, early SpaceX/Ellevest investor, MIT's AI incubator lead investor.
Stephen Robie
Stephen Robie is the Chief Financial Officer of NOYACK, leading financial strategy and AI-driven innovation across finance and investment operations, with over three decades of REIT and private markets experience.
Mohamed Koné
Mohamed Koné is CTO of Noyack Wealth Club, leading the development of AI-enhanced wealth management platforms that leverage intelligent automation to democratize sophisticated financial strategies for Millennials and high earners.
Paola Saladin
Paola Saladin is NOYACK's Chief of Staff and social/content lead, promoting NOYACK's agentic AI mission on socials and converting engaged followers into newsletter subscribers while translating financial education for Millennials and Gen Z.
David Merrill
David Merrill is a marketing strategist and founder of Comisodo Marketing, leveraging agentic AI to create scalable, investment-ready growth engines.
NOYACK

Investment Summary

1. Category leader in AI agents for personal wealth
2. One core, multiple agents - mentor, copilot, orchestrator - from question to action
3. Product cadence: NoyackAI live + ProphitAI beta + New wave of agents in pipeline
4. Platform & distribution: secure integrations expanding and creator/education channels ramping
5. Recurring diversified model: membership tiers, advisory features, and integration revenue streams
6. Compounding moat: proprietary agent workflows, evaluation datasets, and integration-driven switching friction

FAQs

Is NOYACK a financial advisor or broker dealer?

No. NOYACK is an education and technology company. We are not a registered investment adviser, broker dealer, or tax advisor, and we do not provide personalized investment, tax, or legal advice

Do I need to switch all my accounts?

No. We integrate your accounts through Plaid as you're comfortable.

What’s different from a robo-advisor?

We go beyond portfolios - we offer tax, cash, debt, benefits, real-life sequencing, and most importantly education.

How do you make money?

Memberships, curated investment access, and B2B licensing.

What about data privacy?

User-first permissions, clear audit trails, and strict security controls.


Let’s Connect
invest@wearenoyack.com
NOYACK
Copyright Noyack Inc.
One Liberty Plaza New York, NY 10006